

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 13, 2021

Daniel J. Schuller
Chief Financial Officer
Essential Utilities, Inc.
762 W. Lancaster Avenue
Pryn Mawr, Pennsylvania 09101

> **Re: Essential Utilities, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Form 8-K filed February 25, 2021**
> **File No. 001-06659**

Dear Mr. Schuller:

We have reviewed your October 1, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 9, 2021 letter.

Form 8-K filed February 25, 2021

Exhibit 99.1, page 1

1. We have read your response to prior comment 1 and continue to believe that your current presentation of the non-GAAP measure, Adjusted Income, substitutes individually tailored recognition and measurement methods for those of GAAP. Please confirm to us that in future filings, you will not include an adjustment to provide full-year 2020 run rate of People's operating results, including additional net interest expenses, to show the effects of the Peoples acquisition as if this transaction closed on January 1, 2020 in your presentation of Adjusted Income.

You may contact Joanna Lam at 202-551-3476 or Steve Lo at 202-551-3394 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation